Filed by Tivity Health, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

And deemed filed pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: Nutrisystem, Inc.

Commission File No.: 000-28551

Date: December 10, 2018

Tivity Health® and Nutrisystem® Expanding our Healthy Lifestyle Brand Portfolio Transaction Value The acquisition of Nutrisystem is a transformational next step in our company’s ongoing evolution, as we build our healthy lifestyle brand portfolio. $1.3 billion Enterprise value in Nutrisystem at a Glance cash and stock Nutrisystem is a rapidly growing, market-leading weight loss program providing portion controlled meals and counseling to women and men of all ages. Terms $38.75 $ Per share in cash    ~600 Millions of Members $10-15 Billion 85 Million People1 Colleagues Have Lost Weight Addressable Market Trying to    Lose Weight 0.2141 Tivity shares per An Ideal Fit Nutrisystem share Tivity Health and Nutrisystem share a common strategic vision, mission and culture, with successful and complementary portfolios of leading brands and dedicated followings. Pro Forma    Ownership Tivity Health Shared passion for improving lives Nutrisystem 87% • Tens of millions of Americans eli- • 2 leading household brands in Tivity Health2 Opportunity for cross- gible for SilverSneakers®, Prime® weight loss: Nutrisystem® and platform engagement Fitness and flip50™ programs South Beach Diet® • 3.6 million people currently Potential for new    Anticipated Close • 63% of consumers who want to integrated products enrolled in SilverSneakers lose weight would consider Nutri- Q1 2019 Increased economies system3 • 295K currently enrolled in Prime of scale Fitness • Strong web and mobile presence • Expanded marketing in digital Deepened digital • Marketing across diversified mix and TV channels engagement of high ROI channels A More Holistic Approach to Health and Wellness The combined company will be unique in offering, at scale, an integrated portfolio of fitness, nutrition and social engagement solutions to support overall health and wellness. Tivity Health’s expanded portfolio and increased scale will benefit all our stakeholders – including health plans, fitness partners, members and consumers – as these offerings support healthier lifestyles and can lower medical costs. Tivity Health—“Calories Out” Nutrisystem—“Calories In” Fitness Social Engagement Living Well & Restoration Nutrition 1Mintel Report, September 2017 and CDC 2On a fully diluted basis 3Finch Brands Study, January 2018 701 Cool Springs Blvd. | Franklin, TN 37067 | 800.327.3822 | tivityhealth.com

Impressive Core Competencies Nutrisystem has diverse offerings, marketing and analytical expertise, multi-channel experience and effective distribution driving growth in the business. Its core competencies include: ✓ Multiple brands with track records of success ✓ Proven program to address prediabetes and Type 2 diabetes ✓ Strong ecommerce capabilities and platform ✓ Strong and complementary marketing and data analytics expertise ✓ #1 in Customer Service in weight loss category4 ✓ Cost-effective distribution network ✓ Retail and grocer channel presence through Amazon, Walmart, supermarkets and Costco Strong Financial Rationale The transaction is also expected to drive improved financial performance—strengthening the company’s financial profile, unlocking the ability to invest in the growth of the business, and helping generate long-term, sustainable value. Pro Forma Combined Company5 • Revenue: ~$1.3 billion • Net Income: ~$135 million Accretive to Growth • Adjusted EBITDA: ~$223 million6 • Double digit accretion to adjusted Expected Synergies & Costs EPS expected in 2020 and beyond • $30-35 million (run rate basis) by 2021 Additional Benefits • < $30 million to achieve (one-time cost) • Adds independent revenue stream • Significant new growth opportunities Financing Intend to finance cash Expected to reduce net leverage Pro Forma net leverage portion of acquisition with to less than 3.5x by the end of expected to be 4.4x at fully committed term loan 2020, and to less than 2.5x by the close, including benefit financing from Credit Suisse end of 2021 of identified synergies and existing cash on hand Note on Forward Looking Statements This communication contains certain statements that are “forward-looking” statements within the meaning of the federal securities laws, including Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are based upon current expectations and include all statements that are not historical statements of fact and those regarding the intent, belief or expectations, including, without limitation, statements that are accompanied by words such as “will,” “expect,” “outlook,” “anticipate,” “intend,” “plan,” “believe,” “seek,” “see,” “will,” “would,” “target,” or other similar words, phrases or expressions and variations or negatives of these words. These forward-looking statements include, but are not limited to, statements regarding the proposed merger, integration and transition plans, synergies, opportunities and anticipated future performance. Readers of this communication should understand that these statements are not guarantees of performance or results. Many risks and uncertainties could affect actual results and cause them to vary materially from the expectations contained in the forward-looking statements. These risks and uncertainties include, among other things: the timing and likelihood of, and any conditions or requirements imposed in connection with, obtaining required stockholder or regulatory approval of the proposed transaction; the possibility that the closing conditions to the proposed transaction may not be satisfied or waived; delay in closing the proposed transaction or the possibility of non-consummation of the proposed transaction; the risk that expected benefits, synergies and growth opportunities of the proposed transaction may not be achieved in a timely manner or at all, including that the proposed transaction may not be accretive within the expected timeframe or to the extent anticipated; the occurrence of any event that could give rise to termination of the merger agreement; the risk that stockholder litigation in connection with 4Newsweek Nov 30, 2018 the proposed transaction may affect the timing or occurrence of the proposed transaction or result in significant costs of defense, indemnifica- 5For the 12 months ended 9/30/18 6Non-GAAP financial measure; see reconciliation of non-GAAP financial 701 Cool Springs Blvd. | Franklin, TN 37067 | 800.327.3822 | tivityhealth.com measures in Appendix A

tion and liability; the risk that Tivity Health and Nutrisystem will be unable to retain or hire key personnel; the ability to successfully integrate Nutrisystem’s business with Tivity Health following the closing; the risk that the significant indebtedness incurred to fund the purchaseprice may limit Tivity Health’s ability to adapt to changes in the economy or market conditions, expose the company to interest rate risk for the variable rate indebtedness and require a substantial portion of cash flows from operations to be dedicated to the payment of indebtedness; and the risk that disruption from the proposed transaction may adversely affect Tivity Health’s and Nutrisystem’s business and their respective relationships with customers, vendors or employees. For additional information about factors that could cause actual results to differ materially from those described in the forward-looking statements, please refer to both Tivity Health’s and Nutrisystem’s filings with the Securities and Exchange Commission (“SEC”). Except as required by law, neither Tivity Health nor Nutrisystem undertakes any obligation to update forward-looking statements made by it to reflect new information, subsequent events or circumstances. Important Additional Information and Where to Find It In connection with the proposed transaction, Tivity Health expects to file with the SEC a registration statement of Tivity Health on Form S-4 (the “registration statement”) that will include a proxy statement of Nutrisystem and that will also constitute a prospectus of Tivity Health (the “proxy statement/prospectus”). Nutrisystem expects to mail the proxy statement/prospectus to its stockholders in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS ARE URGED TO CAREFULLY READ THE ENTIRE REGISTRATION STATEMENT, PROXY STATEMENT/ PROSPECTUS AND OTHER RELEVANT INFORMATION FILED WITH THE SEC WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT TIVITY HEALTH, NUTRISYSTEM AND THE PROPOSED TRANSACTION. The registration statement and other documents filed by Tivity Health with the SEC may be obtained free of charge at Tivity Health’s website at http://www.tivityhealth.com or at the SEC’s website at http://www.sec.gov. These documents may also be obtained free of charge from Tivity Health by requesting them by mail at Tivity Health, Inc., 701 Cool Springs Boulevard, Franklin, Tennessee 37067, Attention: Investor Relations, or by telephone at (615) 614-4576. The proxy statement/prospectus and other documents filed by Nutrisystem with the SEC may be obtained free of charge at Nutrisystem’s website at http://www.nutrisystem.com or at the SEC’s website at http://www.sec.gov. These documents may also be obtained free of charge from Nutrisystem by requesting them by mail at Nutrisystem, Inc., 600 Office Center Drive, Fort Washington, PA 19034, Attention: Investor Relations, or by telephone at (215) 346-8136. Participants in Solicitation Tivity Health and Nutrisystem and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about Tivity Health’s directors and executive officers is available in Tivity Health’s proxy statement for Tivity Health’s 2018 annual meeting of stockholders filed with the SEC on April 13, 2018 on Schedule 14A. Information about Nutrisystem’s directors and executive officers is available in Nutrisystem’s proxy statement for Nutrisystem’s 2018 annual meeting of stockholders filed with the SEC on March 26, 2018 on Schedule 14A. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the transaction when they become available.    Investors should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from Tivity Health or Nutrisystem as indicated above. No Offer or Solicitation This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. Appendix A: Reconciliation of Adjusted EBITDA, Non-GAAP Basis to Net Income, GAAP Basis (in 000s) Twelve Months Ended September 30, 2018 Pro Forma Tivity Health(1) Nutrisystem(2) Combined Net income, GAAP basis 78,759 55,859 134,618 Adjustments: Depreciation and amortization 4,392 15,292 19,684 Restructuring expense(3) 2,554 — 2,554 Interest expense (income) 11,394 (557) 10,837 Income tax expense 38,075 17,758 55,833 (Income) from discontinued operations (761) — (761) Adjusted EBITDA, non-GAAP basis(4) (5) 134,413 88,352 222,765 (1) GAAP measures are derived from Tivity Health’s Quarterly Report on Form 10-Q for the nine months ended September 30, 2018, Annual Report on Form 10-K for the fiscal year ended December 31, 2017, and Quarterly Report on Form 10-Q for the nine months ended September 30, 2017. (2) GAAP measures are derived from Nutrisystem’s Quarterly Report on Form 10-Q for the nine months ended September 30, 2018, Annual Report on Form 10-K for the fiscal year ended December 31, 2017, and Quarterly Report on Form 10-Q for the nine months ended September 30, 2017. (3) Tivity Health added back Restructuring expense with respect to the fourth quarter of 2017 due to a one-time restructuring event. Restructuring expense in other quarters during the twelve month period ended September 30, 2018 is considered a part of normal operation of the business, and has not been added back. (4) Adjusted EBITDA includes stock-based compensation expense for the twelve month period ended September 30, 2018 of $6,552 for Tivity Health and $10,779 for Nutrisystem. 701 Cool Springs Blvd. | Franklin, TN 37067 | 800.327.3822 | tivityhealth.com

(5) Adjusted EBITDA is a non-GAAP financial measure. Tivity Health believes that the presentation of this non-GAAP financial measure reflects operating results that are more indicative of the combined companies’ ongoing operating performance while improving comparability to prior periods and, as such, may be useful to investors’ understanding and assessment of the combined companies’ financial performance and prospects for the future when viewed in conjunction with GAAP financial results. You should not consider Adjusted EBITDA in isolation or as a substitute for net income determined in accordance with U.S. GAAP. Additionally, because Adjusted EBITDA may be defined differently by other companies in Tivity Health’s or Nutrisystem’s respective industries, the definition presented here may not be comparable to similarly titled measures of other companies.